1220 Fordham Drive Sun City Center, Florida 33573 john@sportsvenues.net (516)375-6649

December 4, 2019

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Sports Venues of Florida, Inc.

Offering Statement on Form 1-A

Filed October 1, 2019

File No. 024-11089

Responses to the Commissions Comments

1. We note your response to comment one of our prior letter. Please revise your offering circular to include all information that is not permitted to be omitted under Rule 253(b) in this regard, you have omitted a bona fide range from the cover page.

Response: The Company has revised its cover page to include a bona fide range and believes it has provided all information that is not permitted to be omitted under Rule 253(b).

2. Please revise to include the total number of securities to be offered in the table. We note that footnote one is missing text. Please quantify in a footnote to the table on the cover page the total offering expenses to be borne by the company in connection with the offering.

Response: The Company has inserted in the table of securities the number of securities being offered to the Offering Circular Cover Page. In addition we have provided a footnote concerning the total offering expenses to be borne by the company in connection with the offering.

3. We note that you have entered into irrevocable agreements to acquire 100% of LYSN, Inc., and Turf Pro Synthetics, LLC. Please describe the operations of each, the status of the closings, and file these agreements with your next amendment.

Response: The Company failed to remove references to these acquisitions in the footnotes to the financials and perhaps elsewhere in the offering circular. The Company terminated the agreements with both companies and any reference to them was an oversight on our behalf.

4. We note your disclosure on page 1 that the minimum offering is $5,000. We also note your disclosure on page 25 that there is no minimum amount to be raised in this offering.

Response: The Company has reconciled these inconsistencies.

Respectfully Submitted,

John V. Whitman Jr.,

CEO/President